Exhibit 12

WAL-MART STORES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Year
	April 30, 2006	April 30, 2005	2006	2005	2004	2003	2002
Income before income taxes and minority interest	$4,083	$3,741	$17,358	$16,105	$14,193	$12,368	$10,396
Capitalized interest	(45)	(35)	(157)	(120)	(144)	(124)	(130)
Minority interest	(80)	(68)	(324)	(249)	(214)	(193)	(183)
Adjusted income before income taxes	3,958	3,638	16,877	15,736	13,835	12,051	10,083
Fixed Charges:
Interest *	488	290	1,603	1,332	1,157	1,191	1,491
Interest component of rent	82	78	328	319	306	318	289
Total fixed charges	570	368	1,931	1,651	1,463	1,509	1,780
Income before income taxes and fixed charges	$4,528	$4,006	$18,808	$17,387	$15,298	$13,560	$11,863
Ratio of earnings to fixed charges	7.9x	10.9x	9.7x	10.5x	10.5x	9.0x	6.7x

* Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.

Certain reclassifications have been made to prior periods to conform to the current period presentation. In addition, the impact of McLane Company, Inc., as a discontinued operation has been removed for all periods presented.